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                               June 9, 2020

       Zeynep Hakimoglu
       President and Chief Executive Officer
       ClearOne, Inc.
       5225 Wiley Post Way, Suite 500
       Salt Lake City, UT 84116

                                                        Re: ClearOne, Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed May 7, 2020
                                                            File No. 333-238085

       Dear Ms. Hakimoglu:

              We have limited our review of your registration statement to the issue that we have addressed in our comment. In our comment we may ask you to provide us information so that we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe that our comment applies to your facts and circumstances or do not believe that an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information that you provide in response to these comments, we may have additional comments.

       Pre-effective Amendment 1 to Registration Statement on Form S-3 filed June 1, 2020

       Our certification of incorporation designates the Court of Chancery, page 4

   1. Please revise the disclosures in the first paragraph on page 5 to reflect the scope of Article
                                                        X of your certificate
of incorporation.
               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action, or absence of action by the staff.

              Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment before the requested effective date of the registration statement.
 Zeynep Hakimoglu
ClearOne, Inc.
June 9, 2020
Page 2

        Please contact Edward M. Kelly, Senior Counsel, at (202) 551-3728 or Asia Timmons-
Pierce, Special Counsel, at (202) 551-3754 with any questions.



                                                         Sincerely,
FirstName LastNameZeynep Hakimoglu
                                                         Division of
Corporation Finance
Comapany NameClearOne, Inc.
                                                         Office of
Manufacturing
June 9, 2020 Page 2
cc:       Michael T. Dunn, Esq.
FirstName LastName